SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

OCEAN RIG UDW INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G66964118

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,846,060
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,846,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,846,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) outstanding as of September 22, 2017, as confirmed to the Reporting Persons (as defined in Item 2) by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,272,878
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,272,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,272,878
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,546,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,546,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,546,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,546,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,546,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,546,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,878
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,878
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,878
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,878
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,370
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,370
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,370
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,370
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,090,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,090,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,090,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,090,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 630,047
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 630,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,047
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017.

CUSIP No. G66964118

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Ocean Rig UDW Inc., a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by BMCA;

(iii)	Blue Mountain Credit GP, LLC, a Delaware limited liability company (“BMC GP”), which serves as the sole owner of BMCA GP, with respect to the Common Stock directly owned by BMCA;

(iv)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMF”), with respect to the Common Stock directly owned by it;

(v)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMF GP”), with respect to the Common Stock directly owned by BMF;

(vi)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(vii)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(viii)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM”), with respect to the Common Stock directly owned by it;

(ix)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(x)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP”), with respect to the Common Stock directly owned by BMST;

(xii)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(xiii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP” and, together with BMC GP, BMF GP, BMGP GP and BMST GP, the “General Partners”), with respect to the Common Stock directly owned by BMKH;

(xiv)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT” and, together with BMCA, BMF, BMGP, BMM, BMST and BMKH, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xv)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of BMCA, BMF, BMGP, BMST and BMKH; and

(xvi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which serves as the sole owner of BMM GP and investment manager to, and makes investment decisions on behalf of, the BlueMountain Funds, with respect to the Common Stock directly owned by the BlueMountain Funds and BMCM.

CUSIP No. G66964118

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of BMCA GP, BMF GP, BMGP GP, BMM GP, BMST GP and BMKH GP is to serve as the general partner of BMCA, BMF, BMGP, BMM, BMST and BMKH, respectively; (iii) BMC GP is to serve as the sole owner of BMCA GP; (iv) GP Holdings is to serve as the sole owner of each of the General Partners; and (v) the Investment Manager is to serve as the sole owner of BMM GP and to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Director of BMCA GP; Manager of BMC GP; Manager of BMST GP; Manager of BMGP GP; Manager of BMKH GP; Director of BMT

Michael Liberman	Chief Operating Officer of the Investment Manager; Chief Operating Officer of GP Holdings

Stephen Siderow	President of the Investment Manager; President of GP Holdings

Derek Smith	Co-Chief Investment Officer of the Investment Manager; Co-Chief Investment Officer of GP Holdings

Nathaniel Dalton	Director of BMCA GP; Manager of BMC GP

Paul Friedman	Manager of BMM GP

Alan Gerstein	Manager of BMF GP; Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP; Manager of BMM GP; Director of BMT

Elizabeth Gile	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP

Todd Groome	Manager of BMM GP

Gary Linford	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMF GP; Manager of BMST GP; Manager of BMKH GP

William Reeves	Director of BMCA GP; Manager of BMC GP

Mark Shapiro	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMF GP; Manager of BMM GP; Manager of BMST GP; Manager of BMKH GP; Director of BMT

Elli Stevens	Manager of BMM GP

The business address of BMCA, BMCA GP, BMF, BMKH and BMT is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, BMST, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Smith, Mr. Dalton, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Reeves and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Groome and Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G66964118

(f) Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Smith, Mr. Dalton, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Groome, Mr. Reeves and Mr. Shapiro are U.S. citizens. Mr. Linford is a South African citizen. Ms. Stevens is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

BMCM and the BlueMountain Funds were issued 9,846,060 shares of Common Stock by the Issuer on the Restructuring Effective Date (as defined in Item 4). The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

(1) During the second quarter of 2016, the board of directors of the Issuer (the “Board”) and a number of creditors formed the conclusion that the Issuer’s debt obligations would need to be amended or exchanged for new debt and/or equity securities; (2) on August 11, 2016, the Issuer made a public announcement stating that it was exploring restructuring options; and (3) on March 23, 2017, a Restructuring Agreement (the “Restructuring Agreement”) was executed between the Issuer and certain of its creditors to implement schemes of arrangement under the Companies Law of the Cayman Islands (the “Schemes”) and to appoint joint provisional liquidators, as part of the proposed restructuring.

The Schemes were sanctioned and confirmed by the Grand Court of the Cayman Islands on September 15, 2017 (Cayman Islands time). All of the conditions of the Schemes having been fulfilled, the Schemes became effective on September 22, 2017 (Cayman Islands time) (the “Restructuring Effective Date”).

Pursuant to the Schemes, and subject to the conditions described therein, BMCM and the BlueMountain Funds acquired beneficial ownership of 9,846,060 shares of Common Stock. Following consummation of the Schemes, the Issuer intends to conduct an extraordinary general meeting to adopt an amended and restated memorandum and articles of association to, among other things, increase the number of directors serving on its Board to seven. Pursuant to these amended articles of association: (i) if there are three or fewer holders, together with each of their affiliates, each with at least 7.5% of the outstanding shares of Common Stock, then each will be entitled to appoint a director to the Board; and (ii) if there are more than three holders, together with each of their affiliates, each with at least 7.5% of the outstanding shares of Common Stock, then three persons entitled to appoint a director to the Board shall be designated by the majority vote of the shares of all the 7.5% holders. If any holder, together with its affiliates, holds 17% or more of the outstanding shares of Common Stock, such holder shall automatically be one of such three persons entitled to appoint a director to the Board.

The summary of the Restructuring Agreement and the Schemes set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Restructuring Agreement, the press release of the Issuer dated July 21, 2017 and the press release of the Issuer dated September 22, 2017, copies of which are being filed as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons acquired the Common Stock over which they exercise beneficial ownership in the belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G66964118

Item 5. Interest in Securities of the Issuer.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 90,660,769 shares of Common Stock outstanding as of September 22, 2017, as confirmed to the Reporting Persons by the Issuer on September 22, 2017. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

The General Partners, BMCA GP, BMM GP and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except for the BlueMountain Funds, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

On the Restructuring Effective Date, pursuant to the Schemes, the Issuer and certain of its subsidiaries, as borrowers and guarantors, entered into a new credit agreement dated September 22, 2017 (the “Credit Agreement”) with the BlueMountain Funds and certain other creditors of the Issuer (the “Lenders”), which Credit Agreement contains limited financial covenants. In addition, the Issuer and certain of its subsidiaries will guarantee the obligations of the Credit Agreement and collateral has been granted to the Lenders by way of a first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The Credit Agreement consists of an about $450 million senior secured term loan facility bearing interest at 8.00% per annum with a maturity date of September 20, 2024.

Also on the Restructuring Effective Date, the Issuer entered into a Governance Agreement dated September 22, 2017 (the “Governance Agreement”) with the BlueMountain Funds and certain other creditors of the Issuer receiving Common Stock pursuant to the Schemes. The Governance Agreement provides for certain governance and shareholders’ rights, including customary registration rights.

The summary of the Credit Agreement and the Governance Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Credit Agreement and the Governance Agreement, copies of which are being filed as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement dated September 29, 2017, attached as Exhibit 1 hereto.

2. Restructuring Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by the Issuer on March 28, 2017).

3. Press Release of the Issuer dated as of July 21, 2017 (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed by the Issuer on July 21, 2017).

4. Press Release dated as of September 22, 2017 (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed by the Issuer on September 22, 2017).

5. Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by the Issuer on September 22, 2017).

6. Governance Agreement (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed by the Issuer on September 22, 2017).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: September 29, 2017

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.
BY: BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)